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                                                  Commission File No.: 000-21105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K and Form 10-KSB |_| Form 11-K  |_| Form 20-F
              |X|  Form 10-Q and 10-QSB |_| Form N-SAR

              For Period Ended: October 31, 2002
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              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:_________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                         FIREBRAND FINANCIAL GROUP, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                             One State Street Plaza
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Report on Form 10-Q for the period ended October 31, 2002 could not be completed in time without unreasonable effort and expense because the employment of the Company's chief financial officer was terminated effective November 20, 2002 and the person who is intended to become the new chief financial officer was hospitalized shortly thereafter due to a medical emergency. Accordingly, his services have not been available to the Company in order to complete the Report on Form 10-Q in a timely manner.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         David M. Nussbaum, Chairman        (212)              208-6700
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               Name                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

                                                           |X| Yes       |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X|  Yes       |_|  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of the results cannot be made

The Company is unable to estimate whether there will be any significant change in the results of operations from the quarter ended October 31, 2001 as compared to the quarter ended October 31, 2002 due to the fact that the person intended to become the Company's new chief financial officer was hospitalized due to a medical emergency.


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                        FIREBRAND FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     December 16, 2002               By: /s/ David M. Nussbaum
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                                             David M. Nussbaum, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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